EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name	State or Jurisdiction of Incorporation
Picor Corporation	Delaware, USA
VI Chip Corporation	Delaware, USA
VLT, Inc.	California, USA
Vicor GmbH	Germany
VICR Securities Corporation	Massachusetts, USA
Vicor France SARL	France
Vicor Italy SRL	Italy
Vicor Hong Kong Ltd.	Hong Kong
Vicor U.K. Ltd.	United Kingdom
Vicor B.V.	Netherlands
Vicor Japan Company, Ltd.	Japan
Vicor Trading (Shanghai) Limited	China
Vicor Development Corporation	Delaware, USA
Aegis Power Systems, Inc.	Delaware, USA
Mission Power Solutions, Inc.	Delaware, USA
Northwest Power, Inc.	Delaware, USA
Converpower Corporation	Delaware, USA
Freedom Power Systems, Inc.	Delaware, USA